MERIDIAN WASTE SOLUTIONS, INC.
12540 BROADWELL ROAD, SUITE 2104
MILTON, GA 30004

December 5, 2016

Pamela A. Long
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed November 18, 2016
File No. 333-213579

Dear Ms. Long:

By letter dated November 22, 2016, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Meridian Waste Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment 1 to Registration Statement on Form S-1 filed on November 18, 2016. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General
1.
We note our response to comment 1 of our letter dated September 16, 2016, wherein you state that shares of common stock and warrants will be purchased together but that they will not be offered together as a unit. Please note that if the common stock and warrants must be purchased together, our view is that they are being offered as units, even if the common stock and warrants immediately trade separately. As requested, please revise your fee table, cover page, description of securities and other disclosures noted in comment 1 to describe the units.
Response:
The Company has made the revisions described above to clarify that the common stock and warrants are being offered as units.
2.
On your cover page and in your risk factor entitled “There is currently only a limited public market for our common stock…” on page 21, please clarify that quotes for your shares on the OTCQB Marketplace may not be indicative of the market price on a national securities exchange such as NASDAQ Capital Market.
Response:
The Company has made the revisions described above to clarify that quotes for our shares on the OTCQB Marketplace may not be indicative of the market price on a national securities exchange such as NASDAQ Capital Market.
Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeffrey S. Cosman
Chief Executive Officer